Exhibit 99.2

FIRST SUPPLEMENTAL TRUST INDENTURE

This First Supplemental Trust Indenture is entered into as of the 21st day of June, 2024 between:

VEREN INC., a corporation existing under the laws of the Province of Alberta (the “Issuer”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the federal laws of Canada and authorized to carry on business in all provinces of Canada (the “Trustee”)

WHEREAS the Issuer and the Trustee entered into a trust indenture dated as of June 21, 2024 (the “Indenture”) to provide for the creation and issuance of unsecured notes.

AND WHEREAS Section 14.3 of the Indenture provides that the Trustee and, when authorized by a resolution of the Issuer Board, the Issuer may execute, acknowledge and deliver indentures supplemental to the Indenture;

AND WHEREAS the Issuer has determined to create and issue a first series of Notes to be designated 4.968% senior unsecured notes due June 21, 2029 (Series 2024-1) (the “Series 1 Notes”) and to enter into this first supplemental trust indenture (this “Supplemental Indenture”) with the Trustee to provide for such creation and issuance of the Series 1 Notes;

AND WHEREAS all necessary resolutions of the directors of the Issuer have been duly passed and other proceedings taken and conditions complied with to authorize the execution and delivery of this Supplemental Indenture, to make the same effective and binding upon the Issuer, and to make the Series 1 Notes, when certified by the Trustee and issued as provided in the Indenture and this Supplemental Indenture, legal, valid and binding obligations of the Issuer with the benefit and subject to the terms of the Indenture and this Supplemental Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as set forth below.

Article 1
DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Definitions

(a)	All capitalized terms not defined herein shall have the meanings given to them in the Indenture.

(b)	In this Supplemental Indenture and in the Series 1 Notes, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the respective meanings indicated:

“Canada Yield Price” means a price for the Series 1 Notes being redeemed, calculated at 10:00 a.m. (Toronto time) on the business day preceding the date on which the Issuer issues a notice of redemption pursuant to the Indenture and in accordance with generally accepted Canadian financial practice to provide a yield to the Par Call Date equal to the Government of Canada Yield plus 0.415%.

“Government of Canada Yield” means on any date, with respect to the Series 1 Notes, the yield to maturity on such date, assuming semi-annual compounding interest, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to, or if no Government of Canada bond having an equal term to maturity exists, as close as possible to, the remaining term to the Par Call Date. The Government of Canada Yield will be the average of the yields determined by two nationally recognized Canadian investment dealers selected by the Issuer.

“Par Call Date” means May 21, 2029 (the date that is one month prior to the Maturity Date of the Series 1 Notes).

(c)	In this Supplemental Indenture, all references to Articles, Sections and Schedules refer, unless otherwise specified, to articles, sections and schedules of or to this Supplemental Indenture.

1.2	Amendments to Indenture

This Supplemental Indenture is supplemental to the Indenture and the Indenture and the Supplemental Indenture shall hereafter be read together and shall have effect, so far as practicable, with respect to the Series 1 Notes as if all the provisions of the Indenture and this Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the Series 1 Notes, except as the Indenture is amended, superseded, modified or supplemented by this Supplemental Indenture. Notwithstanding the foregoing, in the event of any inconsistency between the provisions of this Supplemental Indenture and the provisions of the Indenture, the provisions of this Supplemental Indenture shall prevail.

Article 2
THE SERIES 1 NOTES

2.1	Creation and Designation

There is hereby authorized to be issued under the Indenture a Series of Notes designated as 4.968% senior unsecured notes due June 21, 2029 (Series 2024-1). The Series 1 Notes shall have the terms set forth in this Article 2 and be subject to the applicable provisions of the Indenture.

2.2	Form and Terms of Series 1 Notes

(a)	The maximum principal amount of Series 1 Notes that may be issued is unlimited. The initial amount of Series 1 Notes that is authorized and issued under this Supplemental Indenture on the date hereof is $550,000,000. The Series 1 Notes shall be designated as 4.968% senior unsecured notes due June 21, 2029 (Series 2024-1).

(b)	The Series 1 Notes shall mature on June 21, 2029.

(c)	The Series 1 Notes will bear interest from the date of issuance, or from the last Interest Payment Date to which interest shall have been paid or made available for payment thereon, whichever is later, at the rate of 4.968% per annum, payable in cash in equal instalments, semi-annually in arrears, in the amount of $24.840 per $1,000 principal amount (less any tax required by law to be deducted) on the 21st day of June and December of each year (or if such day is not a Business Day, the next Business Day) (each, an “Interest Payment Date”) until the Maturity Date. The first interest payment will be payable on December 21, 2024 in respect of Series 1 Notes issued on the date hereof and the last interest payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Maturity Date of the Series 1 Notes or the earlier Redemption Date of the Series 1 Notes), subject as herein provided, will be payable on June 21, 2029 or the earlier Redemption Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. Interest for each interest period will be calculated on the basis of equal semi-annual payments when calculating amounts due on any Interest Payment Date and the actual number of days elapsed during each such interest period and a 365-day year when calculating accruals during any partial interest period. For greater certainty, the first interest payment will include interest accrued from, and including, the date of issuance to, but excluding, December 21, 2024, which will be equal to $24.840 for each $1,000 principal amount of Series 1 Notes.

(d)	The Series 1 Notes may be redeemed at any time at the option of the Issuer prior to the Par Call Date in whole, or in part, on not less than 10 nor more than 60 days’ prior notice in accordance with Article 5 of the Indenture at a Redemption Price equal to the greater of (i) the Canada Yield Price, and (ii) par, together in each case with accrued and unpaid interest, if any, to, but excluding, the Redemption Date. The Series 1 Notes may be redeemed at the option of the Issuer at any time on or after the Par Call Date in whole, or in part, on not less than 10 nor more than 60 days’ prior notice in accordance with Article 5 of the Indenture at a Redemption Price equal to par, together with accrued and unpaid interest, if any, to, but excluding, the Redemption Date. Any redemption of the Series 1 Notes may, at the discretion of the Issuer, be subject to one or more conditions precedent (including, but not limited to, a financing, asset disposition or other transaction).The Issuer will be responsible for calculating the Redemption Price.

(e)	The Series 1 Notes shall be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Each certificate representing the Series 1 Notes and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule “A” to this Supplemental Indenture, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture and this Supplemental Indenture, and may have imprinted or otherwise reproduced thereon such legends or endorsements, not inconsistent with the provisions of the Indenture or this Supplemental Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by any two Officers of the Issuer executing such certificate representing the Series 1 Notes in accordance with Section 2.6 of the Indenture, as conclusively evidenced by their execution thereof. Each certificate representing the Series 1 Notes shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, the certificate representing the Series 1 Notes may be in such other form or forms as may, from time to time, be approved by a resolution of the Issuer Board, or as specified in an Officers’ Certificate. The certificate representing the Series 1 Notes may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Series 1 Notes shall be issued as one or more Global Notes and the Global Notes shall be registered in the name of the Depository which, as of the date hereof, shall be CDS Clearing and Depository Services Inc. (or any nominee of the Depository). No Beneficial Holder shall receive definitive certificates representing their interest in Series 1 Notes except as provided in Section 2.5 of the Indenture. A Global Note may be exchanged for Series 1 Notes in registered form that are not Global Notes or transferred to and registered in the name of a Person other than the Depository for such Global Notes or a nominee thereof, as provided in Section 2.5 of the Indenture.

(f)	The Trustee shall be provided with the documents and instruments referred to in Sections 4.1(a)(i)-(iii) of the Indenture with respect to the Series 1 Notes prior to the issuance of the Series 1 Notes.

Article 3
GUARANTEES

3.1	Existing Guarantees to Apply

The Issuer hereby confirms to the Trustee that subject to the provisions of Section 6.4 of the Indenture, the Guarantees apply to the Series 1 Notes issued hereunder.

Article 4
ADDITIONAL MATTERS

4.1	Confirmation of Indenture

The Indenture, as amended and supplemented by this Supplemental Indenture, is in all respects confirmed.

4.2	Acceptance of Trusts

The Trustee hereby accepts the trusts in this Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions set forth in the Indenture and this Supplemental Indenture and in trust for the Noteholders from time to time, subject to the terms and conditions of the Indenture and this Supplemental Indenture.

4.3	Governing Law

This Supplemental Indenture and the Series 1 Notes shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as Alberta contracts.

4.4	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of the Indenture and this Supplemental Indenture and carry out its provisions.

4.1	Counterpart Execution

This Supplemental Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Supplemental Indenture by any Person by electronic transmission shall be as effective as delivery of a manually executed copy of this Indenture by such Person.

4.2	Formal Date

For the purpose of convenience, this Supplemental Indenture may be referred to as bearing formal date of June 21, 2024, irrespective of the actual date of execution thereof.

[Signatures page follows]

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture.

VEREN INC., as Issuer

By:	(signed) “Kenneth Lamont”
	Name:	Kenneth Lamont
	Title:	Chief Financial Officer

By:	(signed) “Michael Politeski”
	Name:	Michael Politeski
	Title:	Senior Vice President, Finance and Treasurer

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:	(signed) “Luci Scholes”
Authorized Signatory

By:	(signed) “Sue-Ann Wong”
Authorized Signatory

[Signature Page to First Supplemental Trust Indenture]

SCHEDULE “A”

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS 4 MONTHS AND A DAY AFTER THE INITIAL ISSUANCE DATE].

THIS CERTIFICATE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO VEREN INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO. (OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS) AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO CDS, TO NOMINEES OF CDS OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE INDENTURE REFERRED TO HEREIN.

No. [●]	CUSIP: 92340VAA5	ISIN: CA 92340VAA58

VEREN INC.

(A corporation existing under the laws of the Province of Alberta)

4.968% SENIOR UNSECURED NOTE

DUE JUNE 21, 2029 (SERIES 2024-1)

Veren Inc. (the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture (the “Indenture”) dated as of June 21, 2024 between the Issuer and Computershare Trust Company of Canada, as trustee (the “Trustee”), as amended by the first supplemental trust indenture (the “First Supplemental Indenture”) dated June 21, 2024 (the Indenture as supplemented by the First Supplemental Indenture being referred to as the “Indenture”) promises to pay to CDS & CO. or its registered assigns on June 21, 2029 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of $[●] in lawful money of Canada on presentation and surrender of this 4.968% senior unsecured note due June 21, 2029 (Series 2024-1) (the “Series 1 Notes”) at the principal office of the Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture.

The Series 1 Notes shall bear interest from the date of issuance, or from the last Interest Payment Date to which interest shall have been paid or made available for payment thereon, whichever is later, at the rate of 4.968% per annum, payable in cash in equal instalments, semi-annually in arrears, in the amount of $24.840 per $1,000 principal amount (less any tax required by law to be deducted) on the 21st day of June and December of each year (or if such day is not a Business Day, the next Business Day) (each, an “Interest Payment Date”) until the Maturity Date. The first interest payment will be payable on December 21, 2024 in respect of Series 1 Notes and the last interest payment (representing interest payable from and including the last Interest Payment Date to, but excluding, the Maturity Date of the Series 1 Notes or the earlier Redemption Date of the Series 1 Notes), subject as herein provided, will be payable on the Maturity Date or the earlier Redemption Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. Interest for each interest period will be calculated on the basis of equal semi-annual payments when calculating amounts due on any Interest Payment Date and the actual number of days elapsed during each such interest period and a 365-day year when calculating accruals during any partial interest period. Interest hereon shall be payable by cheque mailed by prepaid ordinary mail (or in the event of mail service interruption, by such other means as the Trustee and the Issuer determine to be appropriate) to the registered holder hereof or by electronic transfer of funds to the registered holder hereof, and subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Series 1 Note.

This Series 1 Note is one of the Notes of the Issuer issued or issuable in one or more series under the provisions of the Indenture. The maximum principal amount of Series 1 Notes authorized for issue is unlimited. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Series 1 Notes are or are to be issued and held and the rights and remedies of the holders of the Series 1 Notes and of the Issuer and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth, and to all of which provisions the holder of this Series 1 Note by acceptance hereof assents.

The Series 1 Notes are issuable only in minimum denominations of $2,000 and integral multiples $1,000 in excess thereof. Upon compliance with the provisions of the Indenture, Series 1 Notes of any denomination may be exchanged for an equal aggregate principal amount of Series 1 Notes in any other authorized denomination or denominations.

The Series 1 Notes may be redeemed at any time at the option of the Issuer prior to the Par Call Date in whole, or in part, on not less than 10 nor more than 60 days’ prior notice in accordance with Article 5 of the Indenture at a Redemption Price equal to the greater of (i) the Canada Yield Price, and (ii) par, together in each case with accrued and unpaid interest, if any, to, but excluding, the Redemption Date. The Series 1 Notes may be redeemed at the option of the Issuer at any time on or after the Par Call Date in whole, or in part, on not less than 10 nor more than 60 days’ prior notice in accordance with Article 5 of the Indenture at a Redemption Price equal to par, together with accrued and unpaid interest, if any, to, but excluding, the Redemption Date. Any redemption of the Series 1 Notes may, at the discretion of the Issuer, be subject to one or more conditions precedent (including, but not limited to, a financing, asset disposition or other transaction).

Upon the occurrence of a Change of Control Triggering Event, unless the Issuer has exercised its optional right to redeem all of the Series 1 Notes (to the extent applicable) or is required to redeem all of the Series 1 Notes, the Issuer will be required to make (or a third party may make) an offer to repurchase all or, at the option of each holder of the Series 1 Notes, any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of each such holder’s Series 1 Notes, at a purchase price payable in cash equal to 101% of the outstanding principal amount of the Series 1 Notes to be repurchased, together with accrued and unpaid interest, if any, on such Notes to, but excluding, the date of purchase.

The indebtedness evidenced by this Series 1 Note, and by all other Series 1 Notes now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Issuer, and ranks equal in right of payment with each other and with each other series of Notes issued under the Indenture (regardless of their series or actual dates or terms of issue) and, subject to statutory preferred exceptions, with all other existing and future Indebtedness of the Issuer that is not expressly subordinated in right of payment to the Series 1 Notes.

The indebtedness evidenced by this Series 1 Note will be irrevocably and unconditionally guaranteed, on a senior unsecured basis, by existing and future Guarantors. Each Guarantee will be an unsecured obligation of the relevant Guarantor and will rank equal in right of payment with all other existing and future Indebtedness of such Guarantor that is not expressly subordinated in right of payment to its Guarantee.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

Any payment of money to any holder of Series 1 Notes shall be reduced by the amount of applicable withholding tax, if any. The Indenture contains provisions making binding upon all holders of Notes outstanding thereunder (or in certain circumstances specific series of Notes) resolutions passed at meetings of such Noteholders held in accordance with such provisions and instruments signed by the Noteholders of a specified majority of Notes outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of these Series 1 Notes or the Indenture.

This Series 1 Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, on the registers to be kept at the Corporate Trust Office, or at such other place as shall be agreed in writing by the Issuer and the Trustee, or by such other Registrar or Registrars (if any) as the Issuer may designate. No transfer of this Series 1 Note shall be valid unless made on the register by the registered holder hereof or the executor, administrator or other legal representative of, or any attorney for, the registered holder, duly appointed by an instrument in form and execution satisfactory to the Trustee or other Registrar, in each case acting reasonably, upon surrender to the Trustee or other Registrar of the this Series 1 Note and a duly executed form of transfer, and upon compliance with such reasonable requirements as the Trustee and/or other Registrar may prescribe. Thereupon a new Series 1 Note or Series 1 Notes in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Series 1 Note shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.

Capitalized words or expressions used in this Series 1 Note shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

If any of the provisions of this Series 1 Note are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern.

IN WITNESS WHEREOF, the Issuer has caused this Series 1 Note to be signed by its authorized representatives as of the 21st day of June, 2024.

VEREN INC.

By:
	Name:	Kenneth Lamont
	Title:	Chief Financial Officer

By:
	Name:	Michael Politeski
	Title:	Senior Vice President, Finance and Treasurer

TRUSTEE’S CERTIFICATE

This Series 1 Note is one of the 4.968% Senior Unsecured Notes due June 21, 2029 (Series 2024-1) referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:
Authorized Officer

By:
Authorized Officer

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar
CDS & CO.

VEREN INC.

4.968% SENIOR UNSECURED NOTE DUE JUNE 21, 2029 (SERIES 2024-1)

Initial Principal Amount: $[●]	CUSIP: 92340VAA5 ISIN: CA 92340VAA58

Authorization:

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization